EXHIBIT 99.1

Brookfield Wealth Solutions Announces Strong Second Quarter Results

BROOKFIELD, NEWS, Aug. 13, 2026 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (NYSE, TSX: BNT) today announced financial results for the quarter ended June 30, 2026.

Sachin Shah, CEO of Brookfield Wealth Solutions, stated, “Our business delivered strong results during the second quarter as we advanced our growth strategy across our key markets and grew total assets to over $200 billion. The integration of Just Group is progressing well, our product offering continues to broaden, and we have a meaningful pipeline of attractive opportunities to deploy our capital. Supported by Brookfield’s global investment capabilities and significant permanent capital base we remain well positioned to deliver stable earnings and continued growth.”

Unaudited As of and for the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Total assets	$205,704	$148,893	$205,704	$148,893
Distributable operating earnings[1]	488	398	926	835
Net income (loss)	149	516	(453)	234
Net income per each class A share[2]	$0.07	$0.06	$0.14	$0.12
  See Non-GAAP and Performance Measures on page 7 and a reconciliation from net income (loss) on page 6.
  Per share amounts have been adjusted to reflect the three-for-two stock split completed on October 9, 2025.

Second Quarter Highlights

  Significantly expanded our international operations, completing the acquisition of Just Group plc (“Just Group”), a leading provider of retirement services in the U.K. pension risk transfer and individual annuity markets.

  Originated $5 billion of annuity sales across our retail, pension and funding agreement channels.

  Deployed over $5 billion into Brookfield originated fixed income and equity strategies across our investment portfolio at an average target yield of 7%.

  Received shareholder approval for our simplification transaction with Brookfield Corporation.

Operating Update

We recognized $488 million and $926 million of distributable operating earnings (“DOE”) for the three and six months ended June 30, 2026, compared to $398 million and $835 million in the prior year periods, respectively. The current period DOE reflects a full quarter of contribution from Just Group, and higher net investment income within our Annuities segment as a result of organic growth and continued asset redeployment into our Brookfield strategies, as well as continued improving underwriting results within our Property and Casualty segment.

We recorded net income of $149 million and a net loss of $453 million for the three and six months ended June 30, 2026, compared to net income of $516 million and $234 million in the prior year periods, respectively. The net income includes the benefit of our strong DOE performance offset by unfavorable movements related to unrealized mark-to-market on inflation derivatives and public equity investment positions.

Today, we are in a strong liquidity position, with approximately $35 billion of cash and short-term liquid investments across our investment portfolios, and another approximately $43 billion of long-term liquid investments. These liquid assets position us well to meet policyholder obligations and support the ongoing rotation of our portfolio into higher yielding investment strategies.

Regular Distribution Declaration

The Board declared a quarterly return of capital of $0.07 per class A share and class B share (representing $0.28 per annum), payable on September 29, 2026 to shareholders of record as at the close of business on September 14, 2026. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield class A shares.

Combination of BN and BNT

Shareholders approved our simplification transaction at our annual meeting on July 16, 2026. No action is required from BNT class A shareholders, who will automatically receive new Brookfield Corporation Ltd. shares upon completion of the transaction.

Brookfield Corporation Operating Results

An investment in class A shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield class A shares. A summary of Brookfield Corporation’s second quarter operating results is provided below:

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Net income of consolidated business[1]	$703	$1,055	$3,710	$2,889
Net income attributable to Brookfield shareholders[2]	364	272	1,428	841
Distributable earnings before realizations[3]	1,427	1,253	5,652	5,311
–Per Brookfield class A share[3,4]	0.61	0.53	2.39	2.24
Distributable earnings[3]	1,548	1,385	6,172	5,865
–Per Brookfield class A share[3,4]	0.66	0.59	2.61	2.47
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures on page 9 of Brookfield Corporation’s press release dated August 13, 2026.
  Per share amounts have been adjusted to reflect Brookfield Corporation’s three-for-two stock split completed on October 9, 2025.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the class A shares of our company will be impacted significantly by the market price of the Brookfield class A shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield Corporation’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

Consolidated Balance Sheets

Unaudited (US$ millions)		June 30		December 31
		2026		2025
Assets

Cash, cash equivalents and short-term investments		$13,221		$13,489
Investments		157,300		109,569
Reinsurance funds withheld		1,559		1,435
Accrued investment income		1,419		892
Deferred policy acquisition costs		11,905		11,683
Reinsurance recoverables and deposit assets		11,513		12,151
Other assets		8,787		7,962
Total assets		205,704		157,181

Liabilities and equity

Policyholders’ account balances		97,420		94,411
Future policy benefits		53,020		16,249
Policy and contract claims		6,887		7,277
Market risk benefits		4,751		4,536
Unearned premium reserve		1,419		1,272
Funds withheld for reinsurance liabilities		2,938		3,157
Corporate borrowings		2,652		628
Non-recourse borrowings		6,978		4,857
Other liabilities		11,788		6,877

Class A and class B	1,387		1,378
Class C	16,127		16,208
Non-controlling interest	337	17,851	331	17,917
Total liabilities and equity		$205,704		$157,181

Consolidated Statements of Operations

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Net premiums and other policy revenue	$2,008	$1,229	$2,880	$2,530
Net investment income, including funds withheld	2,156	1,486	3,627	2,915
Net investment gains (losses), including funds withheld	53	322	(634)	210
Total revenues	4,217	3,037	5,873	5,655

Benefits and claims paid on insurance contracts	(2,302)	(1,079)	(2,957)	(2,186)
Interest sensitive contract benefits	(777)	(497)	(1,333)	(1,021)
Amortization of deferred policy acquisition costs	(366)	(363)	(711)	(702)
Change in fair value of insurance-related derivatives and embedded derivatives	232	(131)	93	(331)
Change in fair value of market risk benefits	(108)	46	(247)	(315)
Operating expenses	(558)	(324)	(928)	(707)
Interest expense	(154)	(82)	(248)	(155)
Total benefits and expenses	(4,033)	(2,430)	(6,331)	(5,417)
Net income (loss) before income taxes	184	607	(458)	238
Income tax recovery (expense)	(35)	(91)	5	(4)
Net income (loss)	$149	$516	$(453)	$234

Attributable to:
Class A and class B shareholders[1]	$5	$4	$10	$8
Class C shareholder	138	497	(476)	167
Non-controlling interest	6	15	13	59
	$149	$516	$(453)	$234
  Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield class A share.

Summarized Financial Results

Reconciliation of Net Income (Loss) to Distributable Operating Earnings

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Six Months Ended
	2026	2025	2026	2025
Net income (loss)	$149	$516	$(453)	$234
Unrealized net investment losses (gains), including funds withheld	(53)	(322)	634	(210)
Mark-to-market losses (gains) on insurance contracts and other net assets	271	134	661	819
	367	328	842	843
Deferred income tax expense (recovery)	(38)	4	(174)	(179)
Transaction costs	109	14	155	55
Depreciation	50	52	103	116
Distributable operating earnings[1]	$488	$398	$926	$835
  Non-GAAP measure – see Non-GAAP and Performance Measures on page 7.

Additional Information

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2026, which have been prepared using generally accepted accounting principles in the United States of America (“US GAAP” or “GAAP”).

Brookfield Wealth Solutions’ Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results.

We provide additional information on key terms and non-GAAP measures in our filings available at bnt.brookfield.com.

Notice to Readers

Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions” or “our” or “we”) is not making any offer or invitation of any kind by communication of this news release and under no circumstances is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In particular, the forward-looking statements contained in this news release include statements referring to the growth of our business, international expansion, investment opportunities and expected future deployment of capital and financial earnings. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; and the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, including but not limited to, earthquakes, hurricanes, epidemics and pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect our results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative of or a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Wealth Solutions believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Wealth Solutions does not make any assurance, representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties, and undue reliance should not be put on them.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.